UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Advance Auto Parts, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

00751Y 106
(CUSIP Number)

December 16, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		00751Y 106

1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only).
	Sears, Roebuck and Co.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)
	(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization		New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0

	6.	Shared Voting Power	0

	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person		0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)		0.0%

12.	Type of Reporting Person (See Instructions)
	CO

Item 1.

(a) The name of the issuer is Advance Auto Parts, Inc., a Delaware corporation (the "Issuer").

(b) The principal executive office and mailing address of the Issuer is 5673 Airport Road, Roanoke, Virginia 24012.

Item 2.

(a) The name of the person filing this statement is Sears, Roebuck and Co. ("Sears").

(b) Sears has its principal business address at 3333 Beverly Road, Hoffman Estates, Illinois 60179.

(c) Sears is a corporation organized under the laws of the State of New York.

(d) This Schedule 13G relates to the Common Stock, $0.01 par value per share of the Issuer.

(e) The CUSIP Number of the Common Stock is 00751Y 106.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

	(a) [	]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
	(b) [	]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c) [	]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d) [	]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e) [	]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f) [	]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g) [	]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h) [	]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [	]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);
	(j) [	]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

On December 16, 2002 Sears disposed of its entire ownership interest in the Issuer through an underwritten public offering.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Page 3

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2002

SEARS, ROEBUCK AND CO. By: /s/ W. Anthony Will W. Anthony Will Vice President, Business Development